Cala Corp
13 Main Street
Titusville, Florida, 32796
USA
Tel 321-383-3456
Tel 321 383 8077

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report
(Date of earliest event reported)

4/16/2008

CALA CORPORATION

(Exact name of registrant as specified in its charter)

OKLAHOMA	01-15109	73-1251800
(State or Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

13 MAIN STREET
Titusville, FLORIDA 32796
(321) 267-6050
(Address of principle executive office)
(Registrants telephone number, including area code)

UNDERSEA RESORT CONSTRUCTION CONTRACT

Between

ODYS SHIPYARD,
as Builder

and

[Type text]

CALA CORP
as Purchaser

Feb 15th 2008

Marshall Islands Mortgage

Cala Corp
1885 Armstrong Drive
Titusville, Florida, 32780
USA
Tel 321 383 3456
Fax 321 383 1299

TABLE OF CONTENT

CONTRACT No. 3121

CONTRACT

THIS CONTRACT, hereinafter the "CONTRACT", made and entered into this 15th day of February, 2008, by and between
Cala Corporation DBA Undersea Resort, EIN (VAT) 73125-1800 , a company organized and existing under the laws of Texas USA, having its principal office at 13 Main Street, Titusville, FL 32796, represented by Joseph Cala – CEO hereinafter called "PURCHASER", and **"ODYS" Stocznia Sp. z o.o.**, VAT PL 957 092 23 56, a company organized and existing under the laws of Poland, having its principal office at Załogowa 6, 80-557 Gdańsk, Poland, represented by Chairman of the Board of Executive Directors – Robert Marek Studziński hereinafter called "BUILDER". WITNESSETH: That PURCHASER and BUILDER, each in consideration of the agreements on the part of the other herein contained, hereby contract as follows:

ARTICLE I - WORK TO BE DONE

BUILDER shall in a good and workmanlike manner and at its own cost and expense furnish all labor, supervision, machinery, materials, equipment, supplies, plant and facilities necessary to construct, outfit as to PURCHASER's furnished material, launch, and complete ready for service, THREE (3) VESSELS WITH OPTION FOR A FURTHER SEVEN (7) VESSELS hereinafter referred to as the "Vessels", each having dimensions and principal characteristics in accordance with the CONTRACT DOCUMENTS listed in Schedule I hereto, and hereinafter referred to in this Construction Contract as the CONTRACT DOCUMENTS. The commercial offer dated on 22nd of January 2008 is a part of contractual documentation. In case it will be dispute between contract wording and offer the first one is more important.
The final price of the vessel ready to sail, which includes necessary outfitting and machinery required by PURCHASER will be confirmed in form of addendum later.

The design of the vessel is contained in the CONTRACT DOCUMENTS and in the FUNCTIONAL DESIGN DRAWINGS (FD) listed in Schedule 2, the CONTRACT DOCUMENTS will be provided to the BUILDER at the time of signing the CONTRACT, the FUNCTIONAL DESIGN DRAWINGS will be provided to the BUILDER incrementally.

Both parties recognize that the BUILDER shall, at his expense, develop and furnish the WORKSHOP DRAWINGS and DOCUMENTS which are the basis and detailed instruction to the BUILDER'S workforce to complete the installation of equipment and machinery and the construction of the VESSEL(S).

The WORKSHOP DRAWINGS and DOCUMENTS shall be developed directly from the CONTRACT DOCUMENTS in conjunction with the FUNCTIONAL DESIGN DRAWINGS utilizing the BUILDERS own Naval Architects and Marine Engineers under the guidance and supervision of a sub-contract DESIGN AGENT mutually agreed between the PURCHASER and BUILDER, for example, StoGda located in Gdansk. The DESIGN

AGENT shall be responsible for obtaining approval of the FUNCTIONAL DESIGN DOCUMENTS from the CLASSIFICATION SOCIETY.

The PURCHASER's preference is to have the details of the CONTRACT DOCUMENTS and the details of the FUNCTIONAL DESIGN loaded to a 3D modeling system such as FORAN or TRIBON to allow the extraction of the WORKING DOCUMENTS in such detail required by the BUILDER'S workforce.
In the process of developing the WORKSHOP DRAWINGS and DOCUMENTS it will be necessary for the BUILDER to provide Numerical Control code to operate steel cutting machines and pipe cutting and bending machine and others.

Notwithstanding the WORKSHOP DRAWINGS and DOCUMENTS development above, the purchase specifications for the material procurement and equipment procurement and the machinery procurement shall be in strict accordance with the CONTRACT DOCUMENTS and FUNCTIONAL DESIGN DRAWINGS. Draft copies of Purchase Orders for Major Equipment and Machinery as listed in schedule 3 shall be approved by the PURCHASER's Representative, this approval process shall not exceed three (3) working days.

It is the BUILDERS responsibility to construct the steel and install the equipment and machinery and operating crew accommodation in accordance with the WORKSHOP DOCUMENTS, the outfitting of the client private areas and client living areas and all other public spaces such as restaurants and Spas and conference areas are NOT part of this Contract unless amended.

The hierarchy of the documents is as follows; CLASSIFICATION SOCIETY, CONTRACT, SHIP'S SPECIFICATION, CONTRACT DRAWINGS and FUNCTIONAL DESIGN DRAWINGS.

The CONTRACT DOCUMENTS and the FUNCTIONAL DESIGN DOCUMENTS shall be executed in the English language; The WORKSHOP DOCUMENTS may be executed in the Polish language. It is not the PURCHASER'S intent to review all WORKSHOP DOCUMENTS but will review some on an unscheduled basis in a manner not to disrupt on going work. These documents shall be available through electronic media which is compatible between the PURCHASER and BUILDER, for example Microsoft products, AutoCad, etc.

The CONTRACT DOCUMENTS and the FUNCTIONAL DESIGN DOCUMENTS shall remain the property of the PURCHASER and the WORKSHOP DOCUMENTS shall remain the property of the BUILDER. However the BUILDER grants the PURCHASER a perpetual, royalty-free license for use of the WORKSHOP DOCUMENTS in all activities related to the repair, maintenance, reconstruction and improvement of the Vessels.

All work performed by the BUILDER shall conform to the BUILDER'S Quality Control, Quality Assurance and Accuracy Control Policies and Procedures. The Policies and Procedures shall be provide to the PURCHASER within one (1) week after the signing of the Contract and approved by the PURCHASER within two (2) weeks after the signing of the Contract.

The PURCHASER requires that a Work Break Down Numbering system be applied to all phases of construction including Purchase Orders. For example SFI. (see FD No. 31210-100-99).

The BUILDER shall provide the PURCHASER with the following SCHEDULES at a time when there is sufficient Engineering available to assembly the required data to schedule the activities, the SCHEDULES are; Construction, Equipment procurement and Machinery procurement and Material procurement SCHEDULES that clearly indicates planned activities and actual progress of the planned activities, the SCHEDULES shall be updated at two(2) week intervals and discussed at a meeting scheduled at monthly intervals.

The SCHEDULES shall clearly show the activities that correspond to the Progress Payments set forth in Article V. These SCHEDULES shall be executed in the English language.

The BUILDER shall execute a steel weight reporting will be included in the monthly progress report to ensure that the steel weight does not exceed the estimated net steel weight. The steel weight shall be re-estimated from the contracted FUNCTIONAL DOCUMENTATION and the original estimate of net steel shall be revised accordingly.

The BUILDER shall conform to the Safety Laws of Poland relating to all shipyard activities during the construction of the VESSEL(S). The BUILDER shall demonstrate that a written procedure is available to the WORKFORCE. The PURCHASER shall under no circumstances be liable in any way for any violation of these Laws.

The BUILDER reserves the right to subcontract any part or all the work under this CONTRACT, and in such event, BUILDER shall remain primarily responsible to PURCHASER for the performance of any and all work subcontracted by BUILDER as if such subcontract had not been made. BUILDER agrees that it is completely responsible to PURCHASER to assure that the subcontracted work meets the requirements of this CONTRACT.

ARTICLE II – PERFORMANCE

The Builder shall take care and employ good shipbuilding practices in the execution of the WORKSHOP DOCUMENTS to ensure that the PURCHASER's intent of the performance of the VESSEL(S) as stated in SECTION 1 of the Ship's Specification is met and within mutually agreed reasonable limits. No performance penalties shall be in effect for this contract.

ARTICLE III - PURCHASE OF THE VESSELS

BUILDER agrees to sell the Vessels to PURCHASER and PURCHASER agrees to purchase the Vessels from BUILDER on the terms and conditions set forth in this CONTRACT. Generally referred in this CONTRACT, a "CONTRACTED VESSEL" is any Vessel with a Delivery Date as set out in Article X and an "OPTION VESSEL" is any Vessel with a yet to be scheduled Delivery Date as set out in Article X.

The PURCHASER must guarantee the full payment of the completed vessel prior to the down payment for each vessel production. BUILDER is requesting PURCHASER to guarantee all three vessels with first vessel.

The PURCHASER shall exercise the option for series construction of the OPTION VESSEL(S) no later than 50% progress on third CONTRACTED VESSEL. Failure to exercise this option on or before 50% progress on third CONTRACTED VESSEL shall be considered a cancellation of such Vessel order, which cancellation will occur without penalty of any kind.

ARTICLE IV - CONTRACT PRICE

PURCHASER shall pay or cause to be paid to the BUILDER for the Vessels completed in accordance with the terms of this CONTRACT, the CONTRACT PRICE per vessel, as follows:

Price for first three Vessels..
$1.000.000.000 Approximately *(1 billion Dollars)*

Note: steel for hull is estimated at (EUR 5,52 / 1 kg x 19.907 t = ***109.886.640 Euro net)***

Each vessel price will be updated prior to building by using the cost break down.

PURCHASER require one hundred (100) days to execute the financial with the current investment bankers which are aware of the undersea resort project. The Purchaser is in final discussion three (3) large investor bankers to finalized this transaction. As soon the down payment for the amount of 50% for a CONTRACTED VESSEL is executed, this contract is in effect.

In case, PURCHASER, fails to provide necessary finance with in one hundred (100) days, the BUILDER has the sole option to cancel this contract or to grant additional time.

The CONTRACT PRICE may be adjusted by reason of:

The increase/decrease resulting from alterations/changes pursuant to Article VI.

The increase/decrease resulting from changes in taxes pursuant to Article VI.

The increase or decrease in the price of steel on a € for € basis or Euro rate in PLN.

For the purpose of the estimation the Euro rate of 3,62 PLN per one euro has been treated. In case the mentioned rate will drop down more than 1 % (3,58 PLN / 1 Euro) the BUILDER will be entitled to ask PURCHASER to pay the difference. The mentioned rate is the average rate according Polish National Bank official table (tabela NBP kurs średni). The Euro rate will be measured every time the invoice will be prepared and each separate invoice will be adjusted.

The contract is based on Euro but the parties reserve the rights to change the currency subject both Parties of the contract sign the separate agreement.

The Contract Price as adjusted pursuant to this Article IV shall be referred to as the "Adjusted Unit Contract Price". All adjustments to the CONTRACT PRICE shall be made in the final payment for each Vessel.

The Contract Price for the VESSEL is based upon the three average prices for steel which consist of raw steel, primed raw steel, & deliveried steel per tonne and an estimated purchased steel weight of 23,490 tonnes based on information provided by PURCHASER. The CONTRACT PRICE shall be adjusted by the difference between this average price and the actual amount paid by BUILDER for all steel bought for actual construction of the VESSEL. The average estimated steel price is 3200 PLN per tonne.

The BUILDER will make a reasonable effort to buy specified steel at the lowest price practical.

ARTICLE V - TERMS OF PAYMENT

The PURCHASER shall promptly make payment or cause payment to be made to the BUILDER for each Vessel, as follows:

Progress payments for each Vessel shall be made as follows:

1. The down payment for the vessel is fifty percent (50%) of the CONTRACT PRICE for each CONTRACTED VESSEL.

2. Progress payments the next fourty-five percent (45%) will be based on completed progress. This 45% is prorated for 100 percent completed.

3. Last remaining payment of 5% of contract price will be paid three months after delivery of the vessel.

BUILDER shall deliver statements/invoices to PURCHASER for all payments due BUILDER in accordance with the above progress payments. Each statement shall be submitted certifying that all work stated in the progress payments have been inspected, approved and is complete.

PURCHASER shall cause electronic transfer of all progress payments in immediately available funds to ODYS bank account.

All payments required pursuant to this section shall be made within ten (10) working days after PURCHASER's receipt of BUILDER's invoice by email address supplied by PURCHASER. Interest shall be assessed on any unpaid bill after thirty (30) days from date of receipt of invoice at the rate of one percent (1%) per month. PURCHASER's failure to make timely payments as required shall trigger Article XVI Default.

ARTICLE VI – ALTERATIONS, CHANGES, REVISION

The PURCHASER shall have the right to make any reasonable changes, to the CONTRACT DOCUMENTS and the FUNCTIONAL DESIGN DOCUMENTS on giving due notice in writing as a "Change Order" to the BUILDER. In any such event, where appropriate, an equitable adjustment of the CONTRACT PRICE and of the SCHEDULE shall be made in the Work originally contemplated. The parties shall agree upon any adjustment to the CONTRACT PRICE and/or SCHEDULE in a written VARIATION ORDER REQUEST before any major changed Work is undertaken.

The BUILDER shall not depart from the design shown on the CONTRACT DOCUMENTS and the CLASSIFICATION approved FUNCTIONAL DESIGN DOCUMENTS or make any other changes in the work described in the SPECIFICATIONS, without prior written authorization by PURCHASER, to be done at a price or credit mutually agreed upon between PURCHASER and BUILDER, which amount will be in addition to or credited against the CONTRACT PRICE and SCHEDULE, as the case may be. The payment (or credit) for each change will be made by (or credited to) PURCHASER on the Delivery Date of the VESSEL or mutually agreed by in advance.

Any changes in this CONTRACT and/or the FUNCTIONAL DESIGN DOCUMENTS required by the applicable REGULATORY BODIES or the CLASSIFICATION SOCIETY after these documents have been approved or by changes in any applicable laws, rules or regulations after the CONTRACT signing date, the PURCHASER and the BUILDER shall agree on the price thereof and any change in Delivery Date of the subject Vessel.

ARTICLE VII - TAXES

BUILDER does hereby acknowledge and accept full liability for the payment of all local, state and federal government taxes, worker's compensation, social security, or old age benefits, of any nature, and any other taxes, charges, assessments and contributions of any kind now or hereafter imposed upon, or with respect to, or measured by, materials and labor utilized in the construction of the Vessels hereunder, or the wages, salaries or other remunerations paid to persons employed in connection with the performance of this CONTRACT, and BUILDER shall indemnify and hold PURCHASER harmless from any and all liability and expense by reason of BUILDER's failure to pay such taxes, charges, assessments and contributions.

Both parties believe that all Vessels built under this CONTRACT are exempt from sales tax. No sales, use or other excise tax levied in consequence of the sale of the VESSELS by BUILDER to PURCHASER are included in the CONTRACT PRICE. If such taxes are applicable, they shall be for the account of PURCHASER.

ARTICLE VIII - PROPERTY LOSS OR DAMAGE

The BUILDER shall assume all risks of loss of and damage to the VESSELS and material intended for or entering into the construction of the VESSELS until the Vessels are delivered to PURCHASER in accordance with the provisions of Article X hereof, unless otherwise agreed in writing between the parties.

The BUILDER shall, in case of accident or damage to the VESSEL, or any part thereof, for any reason whatsoever, at any time prior to delivery to, and acceptance by, PURCHASER, promptly repair the VESSELS or any part so damaged at its cost without reimbursement from PURCHASER, and deliver the VESSELS in accordance with the terms of this CONTRACT.

In the event of total loss or constructive loss of any VESSEL, for any reason whatsoever, at any time prior to its delivery to, and acceptance by, PURCHASER, the BUILDER shall reimburse PURCHASER: (1) amounts, if any, paid to BUILDER pursuant to Article III of this CONTRACT; and (2) an amount equivalent to PURCHASER's cost for items of materials and equipment furnished by PURCHASER which are a total or constructive total loss. In such event, such reimbursement shall constitute BUILDER's full responsibility under this CONTRACT.

Notwithstanding anything to the contrary set out herein, PURCHASER shall have the right to request BUILDER to advise a new Delivery Date and CONTRACT PRICE for a replacement VESSEL and if such date and price are acceptable to PURCHASER, maintain this CONTRACT, and BUILDER shall thereafter deliver to PURCHASER a VESSEL in accordance with the terms of this CONTRACT with the Delivery Date and CONTRACT PRICE adjusted as advised by BUILDER and agreed by PURCHASER. In adjusting the CONTRACT PRICE for the replacement VESSEL, adjustments either upward or downward will be based only on increases or decreases in the cost of materials and labor and on changes mandated by REGULATORY BODIES and/or CLASSIFICATION SOCIETYS

The BUILDER agrees, during the entire time of its performance of work hereunder, to carry at its sole cost and expense, with an insurance company reasonably satisfactory to PURCHASER, the following insurance with terms and conditions acceptable to PURCHASER:

1. Statutory Worker's Compensation insurance covering all of BUILDER's employees engaged in the work to be performed hereunder, in accordance with the laws of Poland.

2. Commercial General Liability (CGL) insurance with a combined bodily injury and property damage limit of not less than 2,000,000 PLN each occurrence, including products and completed operations coverage, non-owned watercraft coverage, and contractual coverage for all liability assumed by BUILDER

under the terms of this CONTRACT with limits of liability not less than those set out herein.

3. Builder's Risk insurance (including protection and indemnity clauses and covering all periods up to delivery and acceptance of each Vessel after tests and trials) for loss of or damage to each Vessel and work hereunder. The amount of Builder's Risk insurance shall not be less than the aggregate from time to time of (x) all payments respecting the Base Unit Contract Price for such Vessel made by PURCHASER, (y) the value of any changes (as agreed between BUILDER and PURCHASER), and (z) the value (as advised by PURCHASER to BUILDER) of PURCHASER-furnished equipment for such Vessel received by BUILDER.

With respect to all insurances, BUILDER agrees that all of the policies shall contain waivers of underwriters' rights of subrogation against PURCHASER. With respect to CGL and Excess Liability insurance, BUILDER agrees that the policies shall contain waivers of underwriters' rights of subrogation against PURCHASER, and that PURCHASER shall be named an additional assured on such policies, without any liability for premium, it being understood and agreed that such naming and waiving shall apply only with respect to the obligations and risks assumed by BUILDER in this CONTRACT.

BUILDER agrees to furnish PURCHASER with certificates of insurance evidencing the above coverage before first down payment per each vessel of this CONTRACT if requested. Such certificates (and policies) shall stipulate that thirty (30) days advance written notice of non-renewal, cancellation or material changes shall be given to PURCHASER (and PURCHASER's lender, if any). It is understood that should at any time PURCHASER require insurance coverage in addition to that mentioned in this Article, such insurance shall be procured by PURCHASER and be at PURCHASER's expense.

The full premium cost of each policy of insurance hereinabove referred to shall be borne by BUILDER. BUILDER agrees to allow PURCHASER to inspect all such policies or copies thereof at all reasonable times, and BUILDER shall notify PURCHASER as soon as practicable in the event of any policy non-renewal, cancellation, material alteration, or notice of any of the foregoing that may be received by BUILDER relating to the Vessel.

The BUILDER's compliance, or its failure to comply, with the insurance provisions of this CONTRACT shall not relieve or limit its obligation to indemnify or hold PURCHASER harmless where and to the extent so required by the provisions of this CONTRACT.

The PURCHASER agrees during the entire time of its performance or work hereunder to carry at its sole cost and expense with an insurance company reasonably satisfactory to BUILDER, the following insurance with terms and conditions acceptable to BUILDER:

1. Statutory Worker's Compensation insurance covering all of PURCHASER's employees. Not Applicable because only builder are used

PURCHASER's compliance, or its failure to comply, with the insurance provisions of this CONTRACT shall not relieve or limit its obligation to indemnify or hold BUILDER harmless where and to the extent so required by the provisions of this CONTRACT.

To the extent that PURCHASER acquires and maintains Hull and Machinery insurance and Protection and Indemnity insurance on the Vessel following delivery and acceptance of the Vessel, PURCHASER agrees during the warranty period set out in Article XI to cause its insurers to waive subrogation against BUILDER in any Hull and Machinery policy and Protection and Indemnity policy in force after delivery and acceptance of the Vessel.

ARTICLE IX – PATENTS

The BUILDER shall pay all royalties for patented processes, articles, or devices embodied and used in any parts of the VESSEL and shall protect and hold harmless PURCHASER against any claims of third persons for damage sustained by reason of infringement of patent rights, plans, proprietary information, copyrights, and trade secrets with respect to designs, materials, processes, plans, proprietary information, machinery, and equipment selected and furnished by BUILDER in such works.

ARTICLE X - COMPLETION, DELIVERY AND ACCEPTANCE

The VESSELS shall be constructed by BUILDER at its Odys's shipyard, Gdańsk Poland, and shall be completed, delivered and accepted in accordance with the following schedule:

Completion, acceptance and delivery of the CONTRACTED VESSELS shall occur upon mutual building schedule.

Examples:

Vessel 1.   121 work weeks after initial down payment.

Vessel 2.   96 work weeks after initial down payment.

Vessel 3.   96 work weeks after initial down payment.

Completion, acceptance and delivery of the OPTION VESSELS shall occur in series on yet to be scheduled dates.

The BUILDER may accelerate the identified Delivery Date for any Vessel by written notice to PURCHASER given at least thirty (30) days prior to the revised Delivery Date.

The PURCHASER shall be given a reasonable opportunity to inspect the Vessel(s) during construction and upon completion in order to determine the compliance of materials, workmanship, and details of construction with the requirements of this CONTRACT. The PURCHASER, or his authorized representatives, shall make such inspections promptly, and upon completion of the inspection shall be promptly approved by PURCHASER if in accordance with the CONTRACT, subject to the provisions of Article I above.

Following inspection approval of the completed VESSEL by PURCHASER, the VESSELS shall then be delivered by BUILDER to PURCHASER and accepted by PURCHASER, all of which shall occur afloat adjacent to ODYS Shipyard. At acceptance, title to the subject Vessel shall transfer from BUILDER to PURCHASER.
Upon completion and prior to acceptance, the Vessel shall be subjected to dock trials as per the CONTRACT, the said trials to be of mutually agreed duration to assure PURCHASER of the satisfactory performance of the individual equipment and machinery and of all of the various systems and operations installed therein, including satisfactory workmanship, proper working order, alignment of moving parts, suitability for intended purpose and compliance with applicable laws, Llyod's Register rules and regulations of with respect to the operation of the VESSEL(S).

Adequate dock trials crew properly qualified and sufficient amounts of fuel, water, and lube oil will be supplied by BUILDER sufficient for the dock trials, at its expense, in order to properly complete the dock testing.

Upon completion of the dock trials and prior to acceptance, the Vessel shall be subjected to sea trials as per the CONTRACT, the said trials to be of mutually agreed duration to assure PURCHASER of the satisfactory performance of the VESSEL(S) and compliance with applicable laws, rules and regulations with respect to the operation of the VESSEL(S).

BUILDERS will sufficient amounts of fuel, water, and lube oil for sea trials.

Adequate sea trials crew properly qualified will be supplied by PURCHASER, at its expense, in order to properly complete the sea trial. The BUILDER will have major specialist from available on all sea trails.

BUILDER shall receive a credit for any and all fuel and lube oil remaining on the Vessel at the time of delivery and acceptance. This credit shall be by pass-through pricing.
Each Vessel, after required trials and contemporaneously with payment in full pursuant to Article IV above, shall be delivered to PURCHASER afloat at as set forth above, free and clear of all liens and encumbrances, except those created by PURCHASER, and in particular, that the VESSEL is absolutely free of all liens and encumbrances arising out of any liabilities of BUILDER to its sub-contractors, employees, or otherwise, on the agreed Delivery Date.

Upon acceptance prior and to delivery, documents specified in Section 11 of the ship's specification, reproduce below, shall be provided by BUILDER at its shipyard, in the required number of copies. In the event that the regulatory bodies require additional certificates and/or documentation that shall also be provided by the BUILDER

11.   Classification, Certificates
       111.1 Classification

              ✠AT 100, Ocean Residences, +LMC, IWS, PM

              Code of Federal Regulations:-
              Draft Marks   46CFR 32.05
              Visibility   46CFR 32.16
              Bilge piping   46CFR 56.50-50
              Tank vents   46CFR 32.55
              Stability Test   NVIC 17-91 Guidelines for Conducting Stability Tests.
       Institute of Electrical & Electronic Engineers, Standard No. 45. (IEEE-45)
       Underwriter's Laboratories, Inc. Applicable Standards for Electrical Equipment
       International Rules of the Road
       International Regulations for Preventing Collisions at Sea COLREGs 1972
       Shipboard Oil Pollution Emergency Plan (SOPEC)

U.S. Department of Health.
MARPOL Annex IV 73/78 Sewage Treatment.
SOLAS
And as indicated in the body of this specification.

111.2 Certification
Class Certificate
Regulatory Body Certificate of Inspection
Stability Certificate
Gross and Net Tonnage Certificates (US & International)

The BUILDER shall pay all costs relating to the completion and recordation of these documents. PURCHASER shall reasonably participate in the completion of these documents as needed and any delay due to PURCHASER shall not be for the account of BUILDER. If PURCHASER fails to provide any information within ten (10) business days of a reasonable request by the BUILDER, when such information is reasonably necessary for the completion and/or recordation of the above documents, then BUILDER shall be released from its obligation to complete and/or record these documents.

The PURCHASER shall have the responsibility to process all instruments and applications necessary for the Enrollment and Licensing of each Vessel at the homeport, if PURCHASER elects to document Vessels.

The BUILDER and PURCHASER agree and fully understand the completion, delivery and acceptance schedule of this Article X. BUILDER and PURCHASER acknowledge and agree that if BUILDER fails to deliver any Vessel by the Delivery Date, PURCHASER will suffer actual damages that would be difficult or impossible to ascertain.

In the event of actual or anticipated delay in the delivery of a Vessel under this CONTRACT, PURCHASER shall be entitled to give notice of cancellation of this CONTRACT regarding delivery of such Vessel in the following circumstances:

(a) BUILDER fails to keep in effect the Guarantees or the insurances required by Article VII, as the case may be, and the failure continues for ten (10) days after the giving of notice by PURCHASER, or any insurance required to be maintained under this CONTRACT is cancelled or terminated or notice of cancellation is given in respect of any such insurance.

In addition to and notwithstanding the foregoing, BUILDER agrees to indemnify PURCHASER and hold PURCHASER harmless from and against all claims, liens, encumbrances and rights in claims for labor, material, taxes, privileges and licenses arising out of, in connection with, or resulting from the construction of the Vessel, the delivery and acceptance of the Vessel, as these activities relate to the BUILDER, its employees or agents or subcontractors and the employees or agents of their subcontractors, except for liens, mortgages, claims, or encumbrances created by PURCHASER, and BUILDER agrees to defend any such claim asserted or suit brought against PURCHASER and to pay any judgment rendered in any such action, provided, however, that PURCHASER shall have the right, if it so elects, to participate at its own expense in the defense of any such claims or suits, but such participation shall not operate to affect BUILDER's liability and obligation hereunder.

ARTICLE XI - INDEMNITY AGAINST CLAIMS

The BUILDER shall indemnify and save the PURCHASER, its officers, directors, members, representatives, agents, employees and PURCHASER-furnished equipment, harmless from any and all liability, expenses, costs, damages, and/or losses of any kind, occurring in BUILDER's shipyard prior to the delivery and acceptance of each VESSEL by PURCHASER, for any bodily injury, illness, disease, death, property damage, and all reasonable attorney's fees in connection therewith, in favor of BUILDER's employees, hired personnel, subcontractors and their employees, invitees of both BUILDER and BUILDER's subcontractors, and trespassers, to the extent caused by the negligence or wrongful acts of BUILDER, its officers, directors, members, representatives, agents, employees, hired personnel, subcontractors or their employees, or invitees of either BUILDER or BUILDER's subcontractors.

The PURCHASER shall indemnify and save BUILDER, its officers, directors, members, representatives, agents and employees harmless from any and all liability, expenses, costs, damages, and/or losses of any kind, occurring in BUILDER's shipyard prior to the delivery and acceptance of each VESSEL by PURCHASER for any bodily injury, illness, disease, death, property damage, and all reasonable attorney's fees in connection therewith, in favor of BUILDER's employees, hired personnel, subcontractors and their employees, invitees of both BUILDER and BUILDER's subcontractors, to the extent caused by the negligence or wrongful acts of PURCHASER, its officers, directors, members, representatives, agents or employees.

BUILDER shall observe with all applicable laws and regulations during construction, and shall indemnify and save PURCHASER harmless from any and all liability, expenses, costs, damages and/or losses of any kind resulting from the failure of BUILDER to do so.

ARTICLE XII – LIMITED WARRANTY

The BUILDER warrants to PURCHASER and its assigns in accordance with the terms of this CONTRACT that the VESSELS to be constructed under this CONTRACT shall at the time of delivery:

1. Conform to the requirements of this CONTRACT.

2. Be free from defects of design, to the extent the design was prepared by BUILDER;

3. Be free from defects of workmanship.

4. Include only materials, parts, and equipment that are new and the PURCHASER will be the first user thereof and does hereby assign each manufacturer's warranty to PURCHASER, and will use reasonable efforts in order to enforce any claims against manufacturers which may occur; the manufacturer's warranties assigned by BUILDER shall be in effect for a term of not less than 180 days, and begin with the Delivery Date of each VESSEL. The BUILDER warrants the installation of systems or equipment and/or machinery shall be in accordance with manufacturer's recommendations and requirements, and that in the absence of manufacturer's recommendations and requirements, that material and equipment will be installed in accordance with good shipyard practice; and

5. Be free of any liens, claims, encumbrances.

If any defects in materials, or workmanship in a subject VESSEL under normal conditions of use and service, other than those defects which are due to normal wear and tear or misuse, be discovered within twelve (12) months after delivery of the VESSEL to PURCHASER, such defects shall be corrected or the defective parts shall be replaced by BUILDER at BUILDER's expense, at a location mutually agreed to by PURCHASER and BUILDER. If the parties cannot agree upon an appropriate place for the repairs to be made, PURCHASER may have such repairs or replacements made at a location of its choosing, and it is expressly understood by PURCHASER that BUILDER will be responsible only for the retail costs (without overtime) which BUILDER would have charged had BUILDER done the Work.

In the event of any warranty claim, the nature or extent of which does not require placement of the subject VESSEL in a shipyard, BUILDER shall, at its sole cost and expense, make repairs or replacements at a mutually agreed upon location which is practical and reasonable under the circumstances. For any and all warranty work completed by a vendor at a location other than BUILDER's shipyard, PURCHASER is solely responsible for all associated transportation costs and BUILDER has the right to inspect and approve of the agreed upon vendor, location and the work completed thereof.

Notwithstanding any other provision herein, BUILDER shall not be required to guarantee the chemical make up or performance level of any coating, but BUILDER warrants that it will purchase coating or paint of good marine quality as designated in the specifications. apply the coating or paint in accordance with the manufacturer's specifications and recommendations,

hereby assigns to PURCHASER a manufacturer's warranty which provides for repair and replacement due to defective material for a period of time which is at least as long as BUILDER's warranty provided for herein, and will permit representatives of manufacturer and/or PURCHASER reasonable access to ensure all application procedures are being followed correctly during the application process. Any deficiencies noted by said representatives during this process shall be corrected promptly, subject to warranty.

The PURCHASER shall notify BUILDER in writing, in accordance with Article XIX, of any alleged defect found in the subject Vessel during the correction period, promptly after discovery thereof, and upon such notification, BUILDER shall have the right, at its own expense, to make an investigation of the reported alleged defect before corrective Work is undertaken.

All warranties on equipment obtained from vendors by BUILDER shall pass through to PURCHASER. BUILDER shall reasonably attempt to extend applicable pass through warranties to an effective date of the date of completion of the subject VESSEL, with the full warranty period after completion. BUILDER shall not bear the responsibility of this extension and the extended warranty remains the sole liability of the manufacturer for each individual item so covered.

The BUILDER, its principals, agents, employees and/or subcontractors shall in no event be liable to PURCHASER or to any third party for any claims for loss or damage for any reason whatsoever, including for breach of warranty, or for negligence of any kind or strict liability in tort, for any incidental, contingent, special, consequential or commercial damages of PURCHASER, including loss of use and/or loss of profits and/or loss, damage or injury to any person or any other property, wreck removal, fines or damages arising out of spillage or oil or other pollutants or arising from or out of work performed and material, machinery and/or equipment provided by PURCHASER under this CONTRACT and/or the use or operation of, or in any way connected with, the property on which the work was performed by BUILDER, from whatever cause, whether arising from negligence or breach of this CONTRACT, or any other person even if the possibility of such damages is or was foreseeable by the parties hereto.
THE ABOVE LIMITED EXPRESS WARRANTY HAS BEEN BARGAINED FOR AND PURCHASER RECOGNIZES THAT BUILDER GIVES NO IMPLIED WARRANTIES OF MERCHANTABILITY NOR ANY IMPLIED WARRANTIES OF FITNESS FOR INTENDED USAGE OR A PARTICULAR PURPOSE.
BUILDER SPECIFICALLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF

MERCHANTABILITY AND ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE.

WARRANTY REPAIRS AND REPLACEMENTS DO NOT EXTEND THE **CORRECTION** PERIOD, **EXCEPT TO THE EXTENT SET FORTH ABOVE**.

BUILDER OFFERS NO WARRANTY WHATSOEVER FOR PURCHASER FURNISHED MATERIAL OR EQUIPMENT.

ONLY BUILDER'S PROJECT MANAGER, OR DESIGNEE, HAS THE AUTHORITY TO DECIDE WARRANTY CLAIMS.

It is understood that, except in the case of intentional nonperformance, neither party shall be liable for incidental, liquidated or consequential damages sustained by the other or any successor as a result (in the case of BUILDER) of the failure of any Work or item of equipment or material to meet the above stated limited warranty of BUILDER, or in the case of either party as a result of any other breach of this CONTRACT, including, but not limited to, those incidental or consequential damages which may be of any economic or commercial nature such as loss of revenue due to down time or delayed delivery of a VESSEL, as well as an actual loss of a VESSEL.

ARTICLE XIII- FORCE MAJEURE

All terms and conditions of this CONTRACT between BUILDER and PURCHASER concerning time and dates of delivery shall be subject to "force majeure", which term is hereby declared to include all actions whatsoever (except inclement weather of the ordinary seasonable nature) beyond control, among which, but not exclusive of others, are the following: Acts of God, war between Poland and other foreign Country; civil war; riot or insurrection in the Poland; preparation for war; requirement, urgency, or intervention of civil, naval, or military authorities of other agencies of Government; arrests and restraints of rulers; blockades; embargoes; vandalism; sabotage; epidemics; strikes, or other industrial disturbances; earthquakes, landslides, floods, droughts, named hurricanes and cyclonic storms; damage by lightning, explosions, collisions, strandings, fires; delays in delivery of materials which BUILDER could not have avoided with the exercise of due diligence and planning; government priorities; delays of carriers by land, water, or air due to any of the above enumerated causes; delays of subcontractors or vendors due to any of the above enumerated causes; and delays due to changes authorized by PURCHASER pursuant to Article VI hereof.

If either party to this CONTRACT is prevented or delayed from performing any of its obligations under this CONTRACT by force majeure, then it shall notify the other party of the circumstances constituting the force majeure and of the obligation, performance of which is thereby delayed or prevented and the party giving the notice shall thereupon be excused from the performance or punctual performance, as the case may be, of such obligation for so long as the circumstances of prevention or delay continue. Time for force majeure shall be on a daily basis dependent upon actual time lost, but each party shall use its best efforts to mitigate the effect of any force majeure event.
Each party seeking to take advantage of an event of force majeure shall advise the other party, in writing, and with particularity, within five (5) calendar days of the happening of the event, of:

   (a) the nature and probable extent of every delay which it ever anticipates;

   (b) the nature and probable extent of every delay which occurs, and, within five (5) days of the termination of the event, a report concerning the total delay and the date of termination; and

   (c) the claimed duration of each permissible delay resulting there from.

Within fifteen (15) days of knowledge that the stipulated Delivery Date will be affected by any force majeure event, BUILDER shall notify PURCHASER in writing, and shall furnish an estimate, if possible, of the extent of the delay. Upon receipt of any such notice, PURCHASER shall, within seven (7) days, acknowledge the same in writing and indicate agreement if such development is to be treated as a force majeure event or state any objections, and the reasons therefor, to acceptance of this development as a force majeure event. If PURCHASER shall fail to respond within seven (7) days, the extension of time shall be considered approved.

If and when the completion of the Vessel is delayed by force majeure, the stipulated Delivery Date shall be extended by a period equal to the period of the delay. An extension of a Delivery Date shall only be allowed if any of the events above designated adversely affects the normal work of BUILDER and in so doing demonstrably, directly and adversely affects a Delivery Date.

If conditions prevent such notice from occurring, then notice shall be given as soon as reasonably practical. All such notices shall be accompanied with complete information sufficient to enable the party receiving the notice to evaluate the correctness of the matters therein asserted. In the event of any picketing or other concerted activity by employees involved in a labor dispute with BUILDER, or in the event of any interference with access by any person to the Vessel, BUILDER shall promptly and expeditiously take all reasonable action to eliminate or minimize such interference.

ARTICLE XIV - WORK WEEK

Not Applicable because it is the BUILDER'S responsibility to manage their employees.

ARTICLE XV - PURCHASER'S REPRESENTATIVE

The PURCHASER intends to have an "on site" representative(s) who shall have access at all reasonable times to the VESSEL in any phase of construction and that portion of BUILDER's facilities which are being utilized in the construction of the VESSEL.

The BUILDER shall provide a reasonable private, secure climate controlled office for use by PURCHASER and PURCHASER's Representative, located on BUILDER's premises, furnished and complete with telephone and high-speed internet services, with access to fax and copy equipment.

The PURCHASER shall bear the cost for PURCHASER's representative in such access and inspection but shall not be required to compensate BUILDER for the reasonable use of BUILDER's facilities in connection therewith.

Any Work which PURCHASER's Representative determines to be out of compliance with the construction drawings and specifications shall be promptly repaired or replaced.

ARTICLE XVI - PURCHASER-FURNISHED MATERIAL

PURCHASER may elect to furnish additional materials or equipment. Purchaser-Furnished Equipment (PFE) and material shall be delivered to BUILDER in sufficient time to enable BUILDER to integrate the PFE into the SCHEDULE. PURCHASER must notify BUILDER of any PURCHASER-furnished material or equipment in writing at least six (6) weeks prior to the SCHEDULED installation date.

ARTICLE XVII - DEFAULT

Each of the following events described in subclauses (a), (b) and (c) next following shall constitute a default hereunder of the party subject to such event:

(a) either party hereto shall be adjudicated a bankrupt or an order appointing a receiver of it or of the major part of its property shall be made, or an order shall be made approving a petition or answer seeking its reorganization under the Polish Bankruptcy Laws, or should either party institute or have instituted against it proceedings in bankruptcy or apply for or consent to the appointment of a receiver of itself or of its property, or shall make an assignment for the benefit of its creditors, or shall submit in writing its inability to pay its debts generally as they become due, for the purpose of seeking a reorganization under the Polish Bankruptcy Laws or otherwise, then in any one or more of such events, the other party to this CONTRACT shall have the option forthwith to terminate this CONTRACT to all intents and for all purposes, by giving written notice of its intentions to do so; or

(b) either party otherwise commits a material violation of any material provision of this CONTRACT and such violation is not cured within thirty (30) days of receipt of notice thereof by the non-defaulting party; or

(c) BUILDER shall fail to maintain in full force and effect the Guaranty with respect to a VESSEL from and including the dates specified in Article V hereto to and including the Delivery Date of such Vessel is over 10 months late.

In any one or more of such events the other party shall have the option forthwith to terminate this CONTRACT (with respect to one VESSEL or all VESSELS at the option of such other party) to all intents and for all purposes by giving written notice of its intention to do so, provided, no notice of termination shall be required if an event shall have occurred under subclause (a) hereof. Any termination of this CONTRACT made pursuant to the provisions of this Article shall not relieve the party receiving such notice from any accrued obligations hereunder due and owing at the date of such termination.
In the event of default by BUILDER, PURCHASER, without prejudice to any other right or remedy that may exist under this CONTRACT or under applicable law   may
terminate the employment of BUILDER and take possession of all materials, equipment, tools, and machinery thereon owned or furnished by PURCHASER and stored by BUILDER, and may enter the premises of BUILDER and, at PURCHASER's option, remove one Vessel or all Vessels and all components thereof, PURCHASER-furnished equipment and material relating thereto, and may finish the work by whatever method PURCHASER may deem appropriate at the facilities of BUILDER or at another location or facility. If the unpaid balance of the CONTRACT PRICE for any VESSEL exceeds the costs of finishing the work, including compensation for additional services made necessary thereby, and damages sustained by PURCHASER, such excess shall be

paid to BUILDER. If such costs exceed the unpaid balance, BUILDER shall pay the difference to PURCHASER.

ARTICLE XVIII - EFFECT OF WAIVER

Neither the review nor approval of any drawings, plans, specifications or other documents or action of BUILDER by PURCHASER or PURCHASER's Representative nor the waiver by either party hereto of any default by the other in the strict and literal performance of or compliance with the provision, condition, or requirement herein shall be deemed to be a waiver of strict and literal performance of and compliance with any other provision, condition, or requirement herein, nor to be a waiver of, or in any manner release such other from, strict compliance with any provision, condition, or requirement in the future.

ARTICLE XIX - NOTICES

Any notice required or permitted to be given to either party hereto by or under the provisions of this CONTRACT shall be deemed properly given when mailed by certified mail return receipt requested, addressed in the case of PURCHASER to:

Cala Corp DBA Undersea Resort
13 Main Street,
Titusville,
Florida,   32796
USA

Mr. Joseph Cala – Chairman and CEO

Telephone   USA (321) 383-8077
E-mail   Cala@undersearesort.com

and in the case of BUILDER to:
"ODYS" Stocznia Sp. z o.o.
Załogowa 6,
80-557 Gdańsk,
Poland,
Attn:
Mr. Robert Studziński – Chairman of the Board of Executive Directors
or
Mr. Andrzej Sobiborowicz – Head of Contracting Department

Telephone   +48 58 522 07 03
Telefax   +48 58 522 07 04
E-mail   studzinski@odys-yard.com *and* sobiborowicz@odys-yard.com

For convenience in reference, this CONTRACT is hereby identified as CONTRACT No. 3121.   All invoices, notices, reports or other communications addressed to PURCHASER pertained to this CONTRACT shall be identified by this number.

ARTICLE XX – DISPUTES AND ARBITRATION

In the event that a difference of opinion between the parties arises in respect of the materials or workmanship directly affecting classification of the Vessel, such difference of opinion shall be referred to the classification society for resolution, whose opinion thereon shall be final and binding upon PURCHASER and BUILDER.

Any and all differences and disputes of whatsoever nature, except for disputes concerning compliance with classification society rules resolved pursuant to the preceding paragraph, shall be resolved promptly and in good faith by negotiations between senior executives of PURCHASER and BUILDER who have authority to settle the controversy.

The disputing party shall promptly give written notice of a dispute and appoint a senior executive as its representative during the negotiations. The receiving party will respond in writing within five (5) days of such notice by identifying the senior executive who will act as its representative during the negotiations.

The executives shall meet at a mutually acceptable time and place within ten (10) days of the disputing party's notice to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved within fifteen (15) days of the disputing party's notice, either party may initiate arbitration pursuant to this Article. All deadlines specified in this paragraph may be extended or shortened by mutual agreement of the parties, provided however that in no event shall the failure or alleged failure of a party to comply with the provisions of this Article operate to preclude or delay the commencement of arbitration proceedings pursuant hereto.

Except as provided in this Article, any and all differences and disputes of whatsoever nature arising out of this CONTRACT shall be arbitrated in Houston Texas, in accordance with the rules of the Society of Maritime Arbitrators, Inc. before three persons, consisting of an arbitrator appointed by each of the parties, and the third arbitrator chosen by the other two. Except as provided above, arbitration shall be the preferred method of resolving differences and disputes between the parties. Any award made by a majority of the three (3) arbitrators shall be final and binding upon PURCHASER and BUILDER hereto, and any relief deemed just and equitable may be granted by a majority of the arbitrators including without limitation attorneys' fees, injunctive relief, and specific performance. Judgment may be entered upon an award in any court of competent jurisdiction.

ARTICLE XXI - GOVERNING LAW AND SEVERABILITY

This CONTRACT is deemed as executed in Gdańsk, Poland and all amendments hereto shall be governed by the laws of Texas. This CONTRACT shall be construed and its performance shall be in accordance with the laws of Texas, to the extent applicable, without giving effect to the conflict of laws principles thereof.

Each provision of this CONTRACT is intended to be severable and if any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this CONTRACT.

ARTICLE XXII - EFFECTIVE DATE, MODIFICATION AND ENTIRE AGREEMENT
The terms and conditions in this CONTRACT become effective upon execution. Except as provided herein, no other agreement or amendment shall be binding unless in writing and signed by both parties.

This CONTRACT, including the limited warranty, superseded and replaces all prior agreements and understandings, written or oral. This CONTRACT shall be binding upon and shall inure to the benefit of BUILDER and PURCHASER, and their respective successors, assigns and legal representatives.

IN WITNESS WHEREOF, the parties have executed this CONTRACT as of the day and year first above written.

PURCHASER: Cala Corp DBA Undersea Resort

By: Joseph Cala   /s/ Joseph Cala

WITNESS: As: Marc W Hofius /s/ Marc W Hofius

Date: February 15th, 2008

BUILDER: ODYS Stocznia Sp. z o.o.

By: Robert Studziński /s/ Robert Studziński

WITNESS: As: Andrzej Sobiborowicz /s/Andrzej Sobiborowicz
Date: February 15th, 2008

EXHIBIT A

FORM OF PROTOCOL OF DELIVERY AND ACCEPTANCE

PROTOCOL OF DELIVERY AND ACCEPTANCE
KNOW ALL MEN BY THESE PRESENTS:
That the undersigned, XXXXXXXXXXXXXX, representing the BUILDER does hereby deliver on this _______ day of __________________ , _____, the Vessel described hereunder in accordance with the provisions of the CONTRACT made by and between XXXXXXXXXXXXXXXX., REPRESENTING the PURCHASER.

Type of Vessel: Residences
Name of Vessel: ____________
Builder's Hull No.: ____________

That PURCHASER pursuant to the Contract does hereby accept delivery of the aforesaid VESSEL and certifies that the same is delivered in accordance with the provisions of the CONTRACT; and

That this PROTOCOL OF DELIVERY AND ACCEPTANCE does not release Builder from its responsibilities under Article XII – Limited Warranty of the Contract or any other provision of the Contract.

PURCHASER
XXXXX XXXXX
By:
Name: _______________________
Title: _______________________
WITNESS: _______________________

BUILDER
XXXXXXXXXX
By:
Name: _______________________
Title: _______________________
WITNESS: _______________________

SCHEDULE 1

CONTRACT DOCUMENTS
DRAWING NUMBER   DRAWING TITLE
31210-100-00 P2   Ship's Specification
31210-100-01 P2   General Arrangement
31210-231-01 P2   Midbody Structure Frame 6 to 35
31210-100-02 P2   Lines Plan

SCHEDULE 2

MORE TO COME

FUNCTIONAL DOCUMENTS

SCHEDULE 3

LIST of MAJOR Equipment and MACHINERY